ConocoPhillips Company 925 N. Eldridge Parkway Houston, TX 77079

May 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips and ConocoPhillips Company Registration Statement on Form S-4 Filed on May 8, 2025

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed by ConocoPhillips Company (the “Company”) and ConocoPhillips (the “Guarantor”) with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”). The Registration Statement registers $227,925,000 aggregate principal amount of the Company’s 4.400% Notes due 2027, $58,635,000 aggregate principal amount of the Company’s 5.300% Notes due 2029, $102,042,000 aggregate principal amount of the Company’s 6.800% Notes due 2032, $63,047,000 aggregate principal amount of the Company’s 5.700% Notes due 2034, $259,050,000 aggregate principal amount of the Company’s 6.600% Notes due 2037, and $151,419,000 aggregate principal amount of the Company’s 5.200% Notes due 2045, each of which is guaranteed by the Guarantor (collectively, the “Registered Notes”), to be exchanged for an equal aggregate principal amount of the respective series of the Company’s unregistered 4.400% Notes due 2027, 5.300% Notes due 2029, 6.800% Notes due 2032, 5.700% Notes due 2034, 6.600% Notes due 2037, and 5.200% Notes due 2045, each of which is guaranteed by the Guarantor (collectively, the “Restricted Notes”) (such exchange offers, the “Exchange Offers”). The Company is registering the Exchange Offers in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

This will confirm that neither the Company nor the Guarantor has entered into any arrangement or understanding with any person to distribute the Registered Notes and, to the best of the Company’s and the Guarantor’s information and belief, each person participating in the Exchange Offers is acquiring the Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes. In this regard, the Company and the Guarantor will make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the Registered Notes (1) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Act in connection with any sale or transfer of the Registered Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. Each of the Company and the Guarantor acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company and the Guarantor will (i) make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Restricted Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Restricted Notes and (ii) include in the transmittal letter to be submitted to the Exchange Agent by an exchange offeree in order to participate in the Exchange Offers a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offers for its own account and is exchanging Restricted Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Restricted Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of such Restricted Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Act.

See Shearman & Sterling (available July 2, 1993).

[Signature Page Follows]

Very truly yours,

CONOCOPHILLIPS

By:	/s/ Philip M. Gresh III
Name:	Philip M. Gresh III
Title:	Vice President, Investor Relations and Treasurer

CONOCOPHILLIPS COMPANY

By:	/s/ Philip M. Gresh III
Name:	Philip M. Gresh III
Title:	Vice President, Investor Relations and Treasurer